UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 40-F

[Check one]

            [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

            [_] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended                   Commission File Number
                         -----------                               -------------


                             VERMILION ENERGY TRUST
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                                       N/A
--------------------------------------------------------------------------------
         (Translation of Registrant's name into English (if applicable))


                                     ALBERTA
--------------------------------------------------------------------------------
        (Province or other jurisdiction of incorporation or organization)


                                      1311
--------------------------------------------------------------------------------
    (Primary Standard Industrial Classification Code Number (if applicable))


                                       N/A
--------------------------------------------------------------------------------
             (I.R.S. Employer Identification Number (if applicable))


  2800, 400 - 4TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 0J4 (403) 269-4884
--------------------------------------------------------------------------------
   (Address and telephone number of Registrant's principal executive offices)


              NATIONAL CORPORATE RESEARCH, LTD., 225 WEST 34TH ST.,
               SUITE 910, NEW YORK, NEW YORK 10122 (212) 947-7200
--------------------------------------------------------------------------------
            (Name, address (including zip code) and telephone number
        (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                                   Name of each exchange
        Title of each class                         on which registered
        -------------------                        ---------------------
               N/A                                           N/A


Securities registered or to be registered pursuant to Section 12(g) of the Act.


                                   TRUST UNITS
--------------------------------------------------------------------------------
                                (Title of Class)


--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                       N/A
--------------------------------------------------------------------------------
                                (Title of Class)

For annual reports, indicate by check mark the information filed with this Form:

   [_]  Annual information form        [_]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. NOT APPLICABLE.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                       [_] Yes 82-_________    No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                             [_] Yes       [X] No

       COMPLIANCE WITH AUDITOR INDEPENDENCE AND RECONCILIATION REQUIREMENT

The Registrant's financial statements have been reconciled to U.S. GAAP as required by Form 40-F under the Exchange Act. Such reconciliation is set forth for the year ending December 31, 2003 and for the year ending December 31, 2002 in Exhibit 99.3.


                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

A Form F-X signed by the Registrant and its agent for service of process is being filed with the Commission together with this Registration Statement on Form 40-F.

Any change to the name or address of the agent for service for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the Registrant.


                           FORWARD LOOKING STATEMENTS

This Registration Statement contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Registration Statement that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including: changes to prices; changes to reserves; results of exploration, development and acquisitions; government approvals; economic and political risks; competition; operating hazards; fluctuations in foreign exchange and interest rates; and integration of acquired businesses.

These and additional factors are described in more detail under the heading "Risk Factors" in the Annual Information Forms for the fiscal years ended December 31, 2003 and December 31, 2002 filed herewith as Exhibits 99.1 and 99.2, respectively. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements.

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          VERMILION ENERGY TRUST
                                          (the Registrant)


                                          By /s/ Curtis W. Hicks
                                             -------------------------------
                                             Name:  Curtis W. Hicks
                                             Title: Vice President, Finance
                                                    and Chief Financial Officer


                                          Date: June 30, 2004

                                  EXHIBIT INDEX


         The following exhibits have been filed as part of the Registration
Statement:

--------------------------------------------------------------------------------
  EXHIBIT NUMBER                         DESCRIPTION
--------------------------------------------------------------------------------

      23.1           Consent of Independent Engineers Gilbert Lausten Jung
                     Associates Ltd.

      23.2 Consent of Independent Registered Charterd Accountants Deloitte & Touche LLP

      99.1           Renewal Annual Information Form for the year ended
                     December 31, 2003

      99.2           Initial Annual Information Form for the year ended
                     December 31, 2002

      99.3 Financial Statements of the Registrant for the years ended December 31, 2003 and 2002

      99.4           Recent Developments Statement

      99.5 First Quarter Report, Unaudited Interim Operating and Financial Results for the quarter ended March 31, 2004

      99.6 Management's Discussion and Analysis of Registrant's Operating and Financial Results for the quarter ended March 31, 2004

      99.7           Year-End Results for the fiscal year ended December
                     31, 2003

      99.8 Third Quarter Report, Unaudited Interim Operating and Financial Results for the nine months ended
                     September 30, 2003

      99.9 Second Quarter Report, Unaudited Interim Operating and Financial Results for the six months ended June 30, 2003

      99.10 First Quarter Report, Unaudited Interim Operating and Financial Results for the quarter ended March 31, 2003

      99.11 Proxy Authorization Form for the Annual and Special Meeting of Trust Unitholders to be held on May 18, 2004

      99.12 Notice of Annual and Special Meeting of Shareholders and Information Circular in respect of the Annual and Special Meeting of Unitholders held on May 18, 2004

      99.13 Final Short Form Prospectus for distribution of 5,500,000 Trust Units dated November 28, 2003

      99.14 Underwriting Agreement relating to the offering of 5,500,000 Units of the Registrant dated November 19, 2003

      99.15 Form 52-109F2, CEO and CFO Certification of Interim Filings for the interim period ending March 31, 2004

      99.16          Corporate Governance Guidelines dated May 15, 2003

      99.17          Material Change Report of the Registrant dated March
                     19, 2004

      99.18          Press Release of the Registrant dated May 20, 2004

      99.19          Press Release of the Registrant dated May 19, 2004

      99.20          Press Release of the Registrant dated May 14, 2004

      99.21          Press Release of the Registrant dated May 6, 2004

      99.22          Press Release of the Registrant dated April 30, 2004

      99.23 Press Release of the Registrant dated April 21, 2004 - Vermilion Energy Trust Announces Cash Distribution

      99.24          Press Release of the Registrant dated April 15, 2004

      99.25          Press Release of the Registrant dated April 5, 2004

--------------------------------------------------------------------------------
  EXHIBIT NUMBER                         DESCRIPTION
--------------------------------------------------------------------------------

      99.26 Press Release of the Registrant dated March 22, 2004 - Aventura Enters into an Agreement with BG Group

      99.27 Press Release of the Registrant dated March 22, 2004 - Vermilion Energy Trust Announces Cash Distribution

      99.28          Press Release of the Registrant dated March 15, 2004

      99.29          Press Release of the Registrant dated March 10, 2004

      99.30          Press Release of the Registrant dated February 19, 2004

      99.31          Press Release of the Registrant dated February 18, 2004

      99.32          Press Release of the Registrant dated February 13, 2004

      99.33          Press Release of the Registrant dated January 15, 2004

      99.34          Press Release of the Registrant dated December 18, 2003

      99.35          Press Release of the Registrant dated December 15, 2003

      99.36          Press Release of the Registrant dated December 10, 2003

      99.37          Press Release of the Registrant dated November 19, 2003

      99.38          Press Release of the Registrant dated November 14, 2003

      99.39          Press Release of the Registrant dated November 13, 2003

      99.40          Press Release of the Registrant dated November 5, 2003

      99.41          Press Release of the Registrant dated October 22, 2003

      99.42          Press Release of the Registrant dated October 15, 2003

      99.43          Press Release of the Registrant dated September 19, 2003

      99.44          Press Release of the Registrant dated September 15, 2003
                     - Discussions with Potential Acquirer

      99.45 Press Release of the Registrant dated September 15, 2003 - Vermilion Energy Trust Announces Exchangeable Share Ratio

      99.46          Press Release of the Registrant dated August 20, 2003

      99.47          Press Release of the Registrant dated August 15, 2003

      99.48          Press Release of the Registrant dated August 6, 2003

      99.49          Press Release of the Registrant dated July 22, 2003

      99.50          Press Release of the Registrant dated July 15, 2003

      99.51          Press Release of the Registrant dated June 19, 2003

      99.52          Press Release of the Registrant dated June 13, 2003

      99.53          Press Release of the Registrant dated June 11, 2003

      99.54          Press Release of the Registrant dated May 20, 2003

      99.55          Press Release of the Registrant dated May 15, 2003

      99.56          Press Release of the Registrant dated April 21, 2003

--------------------------------------------------------------------------------
  EXHIBIT NUMBER                         DESCRIPTION
--------------------------------------------------------------------------------

      99.57          Press Release of the Registrant dated April 15, 2003

      99.58          Press Release of the Registrant dated March 20, 2003

      99.59          Press Release of the Registrant dated March 14, 2003

      99.60          Press Release of the Registrant dated March 10, 2003

      99.61 Press Release of the Registrant dated March 3, 2003 - New Appointments and Valuations

      99.62 Press Release of the Registrant dated March 3, 2003 - TSX Listing, Share Consolidation, Operational Update and Technical Team Reorganization